June 5, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Ms. Amanda Ravitz – Assistant Director
Ms. Kristin Lochhead – Reviewing Accountant
Mr. Gary Todd – Reviewing Accountant
Mr. Tom Jones – Special Counsel
Mr. Dan Morris – Special Counsel

	Re:	Hanwha Q CELLS Co., Ltd.
Registration Statement on Form F-3
Filed April 29, 2015
File No. 333-203726

Ladies and Gentlemen:

This letter is being submitted in response to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in your letter dated May 26, 2015 with respect to the above-referenced registration statement (the “Registration Statement”) of Hanwha Q CELLS Co., Ltd. (the “Company”).

Where indicated below, requested changes have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which is being filed simultaneously with this response letter. A courtesy copy of the marked version of Amendment No. 1 is also being delivered to your attention.

For your convenience, we have included the text of the Staff’s comments in bold typeface and keyed our responses accordingly. Page and paragraph references in our responses to the Staff’s comments are to Amendment No. 1, and capitalized terms used herein without definition have the meanings ascribed to them in Amendment No. 1.

Prospectus

1. Please tell us why you believe that you are eligible to use Form F-3. In this regard, tell us the extent to which you considered General Instruction I.A.4 of Form F-3.

We believe that the Company satisfies the eligibility requirements to use Form F-3 as follows:

a.	Registrant Requirements

(i)	the Company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(ii)	the Company has been subject to the requirements of Section 12 or 15(d) of the Exchange Act, has filed all the material required to be filed pursuant to Section 13, 14 or 15(d) since April 29, 2014 (which constitutes a period of twelve calendar months immediately preceding the filing of the Registration Statement on April 29, 2015), and has filed in a timely manner all reports required to be filed since March 31, 2014 (which constitutes a period of twelve calendar months and the portion of the month immediately preceding the filing of the Registration Statement on April 29, 2015);

(iii)	neither the Company nor any of its subsidiaries have, since January 1, 2015 (the end of the last fiscal year for which certified financial statements were included in a report filed pursuant to Section 13(a) or 15(d) of the Exchange Act), failed to pay any dividend or sinking fund installment on preferred stock, or defaulted on any installment or installments on indebtedness for borrowed money or on any rental on one or more long-term leases, which defaults would be material to the financial position of the Company and its subsidiaries taken as a whole;

(iv)	it is not a successor registrant; and

(v)	it has complied with all electronic filing requirements set forth in General Instruction I.A.6.

With respect to General Instruction I.A.4 of Form F-3, we respectfully advise the Staff that the Company does not believe that it is a successor registrant succeeding to Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”). The Company, a Nasdaq-listed reporting company since December 2006, acquired shares of Q CELLS in February 2015 and changed its name from “Hanwha SolarOne Co., Ltd.” to “Hanwha Q CELLS Co., Ltd.” Under Rule 405 under the Securities Act, the term “succession” means the direct acquisition of the assets comprising a going business, whether by merger, consolidation, purchase, or other direct transfer. The term does not include the acquisition of control of a business unless followed by the direct acquisition of its assets. The terms “succeed” and “successor” have meanings correlative to the foregoing. Accordingly, we do not believe that the Company is a “successor registrant”, because the Company acquired shares of Q CELLS and not its assets.

Furthermore, in a no-action letter issued under similar circumstances, the Staff determined that an entity would not be deemed a “successor registrant” due to the fact that the assets and liabilities of the post-succession entity were not substantially the same as those of the pre-succession entity. Please see West Point Acquisition Corp. (pub. avail. July 7, 1989) and the use of Form S-3 (File No. 333-166402) by Voyager Oil & Gas, Inc. (CIK 1283843) and its letter dated June 8, 2010 available on EDGAR. We respectfully submit that the Company is not a “successor registrant” to Q CELLS because its post-acquisition assets and liabilities are not substantially the same as those of Q CELLS prior to the acquisition. Therefore, the Company’s ability to use Form F-3 should be based solely on the Company’s satisfaction of the Registrant Requirements set forth on Form F-3, without regard to the history of Q CELLS.

We present below certain income statement and balance sheet data of Hanwha SolarOne and Q CELLS prepared based on U.S. GAAP to show the relative size of their respective businesses, assets and liabilities:

Income Statement Data	Hanwha SolarOne*		Q CELLS
	Year Ended December 31,		Year Ended December 31,
	2013	2014	2013	2014
	(in millions)
Net revenues	$761.6	$779.6	$530.1	$773.1
Gross profit	53.9	66.2	78.4	119.9
Operating profit (loss)	(65.6)	(31.9)	(33.5)	13.6
Income (loss) before income taxes	(99.3)	(102.9)	(47.6)	5.3
Net income (loss)	(140.8)	(101.0)	(47.6)	4.6

Balance Sheet Data	Hanwha SolarOne*		Q CELLS
	As of December 31,		As of December 31,
	2013	2014	2013	2014
	(in millions)
Total assets	$1,428.3	$1,514.7	$770.1	$763.3
Total liabilities	1,123.6	1,292.9	504.1	536.5
Total shareholders’ equity	304.7	221.9	267.8	231.8

*	Hanwha SolarOne’s financial data have been translated into U.S. dollars from Renminbi, its reporting currency, at the exchange rate prevailing as of December 31, 2014 to facilitate comparison with Q CELLS’ financial data.

In addition, five of seven members of our current board of directors, including the chief executive officer and the chief financial officer, were our directors from prior to the acquisition of Q CELLS. Only one member of our current board of directors previously served at Q CELLS.

We believe that these facts support our view that the Company’s post-acquisition assets and liabilities are not substantially the same as those of Q CELLS prior to the acquisition and, therefore, the Company is not a “successor registrant” to Q CELLS.

b.	Transaction Requirements

In addition, we believe that the Company satisfies the Transaction Requirements identified in General Instruction I.B.1. The aggregate market value of the Company’s voting and non-voting common equity held by non-affiliates of the Company was approximately US$116.2 million as of the filing date.

Prospectus Cover Page

2. At the top of the prospectus cover page, please disclose the aggregate dollar amount of the securities being registered pursuant to this offering.

We have included the aggregate dollar amount of the securities being registered under the Registration Statement in the prospectus cover page.

Summary, page 1

3. Please revise your summary to include disclosure of your accumulated deficit and substantial indebtedness.

We have included disclosure of accumulated deficit and indebtedness on pages 1 to 2, 63 and 117 to address the Staff’s comment.

Industry Trends and Outlook, page 2

4. Please include disclosure of industry trends that have had or are expected to have a material impact on your business or results from operations. For instance, we note your disclosure on page 10 that subsidies may be reduced and your disclosure on page 63 regarding trade sanctions.

We have revised disclosure on page 2 to address the Staff’s comment. In addition, we have added a section entitled “Key Risk Factors” under “Industry Overview” on pages 112 to 113 to address the Staff’s comment.

5. Please include disclosure of your plans to increase production capacity as well as possible oversupply and waning demand for solar products and installations. In this regard we note your disclosure on page 24 regarding expansion.

We have revised disclosure on pages 1 to 2 to address the Staff’s comment. In addition, we have added disclosure related to the waning demand for solar products and installations in the section entitled “Key Risk Factors” under “Industry Overview” on pages 112 to 113.

Our Organizational Structure, page 3

6. Please revise the disclosure in the diagram in order for it to be legible.

We have enlarged the diagram to make it legible.

We depend on a limited number of customers, page 21

7. Please expand the disclosure to identify the customers mentioned in this section. Also, expand the appropriate section to discuss the material terms, such as duration and termination provisions, of your agreements with the customers.

We have revised the disclosure on pages 20 and 131 to address the Staff’s comment.

Our dependence on a limited number of suppliers, page 22

8. Please tell us the names of the suppliers mentioned in this risk factor and provide us your analysis of why those names need not be disclosed. Also, expand the appropriate section to discuss the material terms, such as duration and termination provisions, of your agreements with the suppliers.

We have revised the disclosure on page 21 and 127 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 56

9. We refer to the Pro Forma Condensed Combined Statement of Comprehensive Loss. For SolarOne, please clarify the reason for the difference in the number of outstanding shares under the U.S. Dollar column versus the RMB column.

We have revised the unaudited pro forma condensed combined statement of comprehensive loss for the year ended December 31, 2014 on page 59 to consistently present the same number of outstanding shares under both the U.S. Dollar column and the RMB column.

10. Please revise to present the individual pro forma adjustments in self balancing form. Please also revise the associated footnotes so that the descriptions of the adjustments clearly explain the nature and derivation of the amounts of each pro form adjustment. For instance, the balance sheet adjustments are currently referenced to footnotes 1 and 3; however, it is not clear how the adjustments are derived from the information presented in the footnotes. Similarly, the adjustments on the statement of comprehensive loss are referenced to footnotes 1, 3 and 4, but it is not clear how the adjustments can be reconciled with the disclosures in the referenced notes.

We have revised the pro forma adjustments and the associated footnotes for the unaudited pro forma condensed combined statement of comprehensive loss on page 59 and 60 so that they are presented in self balancing form and the associated footnotes clearly explain the nature and derivation of the amounts of each pro forma adjustment.

We respectfully advise the Staff that as the latest unaudited interim condensed balance sheet as of March 31, 2015 included in Amendment No. 1 includes the consummation of the Transaction and we have completed our purchase price allocation, no unaudited pro forma condensed combined balance sheet is included in Amendment No. 1.

11. As a related matter, please revise the second paragraph under the table on page 60 to show the calculation of the consideration transferred totaling $95.8 million.

We have revised the disclosure in Footnote 1 of the unaudited pro forma condensed combined financial information on page 61 to clearly explain the subtraction of the net balance of US$5 million of the pre-existing receivables and payables due from Q CELLs to Hanwha SolarOne which was settled upon the acquisition from the value of Hanwha SolarOne’s equity.

12. We also note that you have preliminary concluded that the carrying amount of SolarOne’s fixed assets exceeds its fair value. Please tell us and revise the disclosure to describe the reasons for that determination and to briefly clarify how the preliminary fair value measurement was determined.

We respectfully advise the Staff that the valuation of property, plant and equipment, including machinery, equipment and buildings, was performed based on the cost approach (in particular, depreciated replacement cost method), accompanied by a profitability test in response to the identified impairment indicators relative to the recent decline in the market price of Hanwha SolarOne’s products. After applying the economic obsolescence factor derived from the profitability test, we determined that the fair value of the fixed assets is less than its carrying amount by US$117.6 million on February 6, 2015, the valuation date.

In response to the Staff’s comments, we have revised the referenced disclosure in Footnote 1 of the unaudited pro forma condensed combined financial information on page 61.

13. We note that there are no adjustments to record acquired assets and liabilities at fair value other than an adjustment to reduce the carrying amount of fixed assets. Please tell us how you applied the guidance from FASB ASC 805-40-45-2b in estimating the fair values of the acquired assets and liabilities in the pro forma balance sheet. In that regard, normally the purchase price should be allocated to specific identifiable tangible and intangible assets and liabilities in the pro forma balance sheet. To the extent your allocation is preliminary please revise to identify any other significant fair value adjustments likely to be recognized. Also, clearly describe the specific aspects of your fair value evaluation that are not complete.

We respectfully advise the Staff that we have performed our purchase price allocation in accordance to ASC 805-40-45-2b and ASC 805-2-30-1. Based on the final valuation performed, which has been accounted for in the unaudited interim condensed consolidated financial statements as of March 31, 2015, we performed the following analysis:

1)	The fair value of the acquired assets and liabilities, other than the fixed assets and the land use rights, approximates their carrying amount. The fair value of the current assets and liabilities approximates their carrying amount due to their short-term nature. The fair value of the long-term borrowings and notes approximates their carrying amount because they bear floating interest rates.

2)	The fair value measurement of the land use rights showed an increase of US$12.6 million. This adjustment was previously not completed and thus not included in the Registration Statement filed on April 29, 2015.

3)	The fair value measurement of the fixed assets showed a decrease of US$117.6 million. Please refer to our response to Comment 12 above.

4)	We, with the assistance our third-party valuation firm, also identified acquired intangible asset of customer relationships that meet the contractual-legal criterion. However the fair value of such customer relationships is not material due to the highly competitive nature of the markets of our products.

We have revised our unaudited pro forma condensed combined financial information on page 61 to reflect the final purchase price allocation.

Warranty Costs, page 75

14. Regarding the warranty for SolarOne’s PV products, we see that the warranty was extended and improved to cover products for a longer period beginning in 2013. Please tell us how you reconsidered the standard 1% of revenues accrual for warranty costs given the enhanced warranty.

In January 2012, Hanwha SolarOne extended its material and workmanship warranty for PV modules from a period between two to five years to 12 years, which is also consistent amongst other companies within the industry. At the implementation of the enhanced warranty, we re-assessed our warranty estimates based on the following factors and continued to believe the standard 1% of revenues accrual for warranty costs remain appropriate. The warranty estimates are determined based on a number of factors, primarily including (1) the results of technical analyses, including simulation tests performed on our products by an industry-recognized external certification body as well as internally developed damp heat testing procedures conducted by our engineering team, (2) our historical warranty claims experience, (3) the warranty accrual practices of other companies in the industry that produce PV products that are comparable in engineering design, raw material input and functionality to our products, and which sell products to a similar class of customers, and (4) our expected failure rate and future costs to service failed products. We acknowledge that such estimates are subjective and will continue to analyze our claim history and the performance of our products compared to our competitors and other relevant information to determine whether the accrual is appropriate.

Concurrently, Hanwha SolarOne also replaced its existing warranty for power generation capacity with an improved 25-year linear warranty. No warranty cost accrual has been recorded for the 25-year linear warranties for decline from initial power generation capacity because we determined the likelihood of claims arising from these warranties to be remote based on internal and external testing of the PV modules and strong quality control procedures in the production process.

15. We see that Q CELLS accrued warranty costs based on 1% of product costs of PV modules in the period ended December 31, 2012 and 0.5% in the years ended December 31, 2013 and 2014. Please explain to us the changes circumstances and judgments leading to the reduction in the accrual percentage. As a related matter, in that SolarOne accrues warranty liabilities based on revenues and Q CELLS accrues warranty liabilities based on production costs, tell us how your pro forma data considers the difference in the underlying accounting practices.

Q CELLS accrues an obligation for product warranties in the context of a sale transaction and adjusts for any changes in estimates of cost to remediate the defect or failure to perform. The estimated cost involves the occurrence of products failure rates and the cost of remediation, which includes the replacement cost of the product and the cost of the efforts to exchange a product such as service cost of field service technicians and travel costs.

Q CELLS provides warranty for periods of 10 years for PV cells or 12 to 25 years for PV modules which significantly exceed the past period for which historical claims are available and establishes an estimate of warranty cost based on available historical annual claims experience and expected future failure rates considering technical analyses.

Starting with the production of the year ended December 31, 2013, we expect lower occurrence of warranty claims for Q CELLS’ PV modules because of (i) improved testing methods to reduce the occurrence of potential induced degradation (Anti-PID measures), (ii) enhanced certified testing with extended test procedures and (iii) a permanent quality monitoring of production.

As a result of the improvements made in the production process, we expect a lower occurrence of failure rates for Q CELLS’ PV modules from the more recent production periods estimated at 0.5%. Consistent with the improvements made, warranty cost for production prior to 2013 was not adjusted as we continue to expect higher occurrences of failure for PV modules made in years prior to the improvements.

Different production plants and processes may involve different expected failure rates and cost estimates. We respectfully advise the Staff that Q CELLS and Hanwha SolarOne independently developed their respective accounting practices relative to the estimation of losses from warranty obligations based on their unique facts and circumstances of their contractual terms, customary practices, technologies, products, customers, and historical warranty claim experiences. As such, the warranty estimates in Q CELLS and Hanwha SolarOne reflect the economic realities of the respective entities. Accordingly, we do not believe that there is a difference in accounting policies concerning warranty cost that requires an adjustment to the pro forma data.

In response to the Staff’s comment, we have revised the disclosure on pages 25, 72, 76, 134 and F-13 to clarify the accounting policies for warranty costs.

Impairment of Long-Lived Assets, page 75

16. In light of the decreases in market prices of PV products in recent periods and the significance of fixed assets to the balance sheets of both SolarOne and Q CELLS, please revise to describe how you estimate future cash flows for impairment testing purposes. Please also describe the nature and extent of subjective judgements and estimates that underlie the projections of future cash flows. Further, to the extent that changes in assumptions could have a material impact on your financial statements, also describe the susceptibility of the assumptions to reasonably possible changes. Refer to the interpretive guidance from Section V of the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release No 34-48960.

In response to the Staff’s comment, with respect to Hanwha SolarOne we have revised the disclosure on page 77.

In addition, with respect to Q CELLS, we respectfully advise the Staff that it had acquired the business of former Q CELLS SE comprising the German and Malaysian plants that account for almost all of the long-lived assets on the balance sheet from the insolvency administrator for consideration involving a bargain purchase (see note 4 to Q CELLS’ financial statements). Prior to consummation of the business acquisition, there was a low utilization of the plants after an extended period of financial distress. Q CELLS expected significant and continuing declining losses through the year 2015. The actual operating losses in the periods ended December 31, 2012 and 2013 were significantly less severe than originally expected and in 2014 Q CELLS even generated an operating profit and net income, considerably ahead of expectations back in 2012. The decline in market prices for products measured in $/W at Q CELLS in 2013 and 2014 was fairly moderate (see page 7 - Summary) and gross margins improved significantly due to higher revenue and increased capacity utilization. Accordingly, five of the six conditions in ASC 360-10-35-21 that indicate when to perform an impairment test were not met and the current-period losses were not indicative of a negative change in circumstances as they were anticipated and reflected in the cost basis upon acquisition. In the absence of a triggering event, Q CELLS was not required and did not perform the first step of an impairment test under ASC 360-10-35-17. The only subjective judgment consists in the assumption that Hanwha Chemical Corporation would be willing to continue to support Q CELLS during the periods of expected operating losses and have the ability thereto. We do not believe that this assumption is susceptible to reasonably possible change.

Legal and Administrative Proceedings, page 106

17. Please expand the disclosure on page 108 to state the portion of the quota that has been allocated to you.

We have included the disclosure of the quota allocated to Hanwha SolarOne on page 147 to address the Staff’s comment.

Our Competitive Strengths, page 110

18. Please revise here and on page 126 to balance the discussion of your competitive strengths with a discussion of competitive challenges that you may face (if any) and the impact of the Q CELLS transaction on the competitive strengths and/or challenges you discuss.

We have revised the disclosure on pages 112 to 113 to address the Staff’s comment.

Principal Shareholders, page 149

19. Please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held in the name of the entity identified in the table.

We have revised the disclosure on pages 158 to 159 to address the Staff’s comment.

Transactions with Hanwha Corporation, page 152

20. You disclose that you sell PV modules to Hanwha Corporation, which then resells the modules to system integrators and third-party distributors in various markets. Hanwha Corporation’s website lists a representative office in Iran, a country that is designated by the U.S. Department of State as a state sponsor of terrorism and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current and anticipated contacts with Iran, if any, whether through subsidiaries, affiliates, customers, distributors or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Iran, directly or indirectly, and any agreements, commercial arrangements or other contacts you have had with the government or Iran or entities it controls.

We respectfully advise the Staff that we did not in the past, do not currently, and do not expect to, have any contacts or transactions with Iran, whether through subsidiaries, affiliates, customers, distributors or other direct or indirect arrangements. We have not provided any services, products, information or technology, directly or indirectly, to Iran, and have not had any agreements, commercial arrangements or other contacts with the government of Iran or entities it controls.

Hanwha Q CELLS Investment Co., Ltd. and Subsidiaries Consolidated Financial Statements

Independent Auditor’s Report on Hanwha Q CELLS Malaysia Sdn. Bhd., page F-3

21. In your next amendment, please have the auditors revise their report to provide the location where the audit report was issued. Refer to Article 2-02(a)(3) of Regulation S-X.

In response to the Staff’s comment, the location of the audit report of PricewaterhouseCoopers ABAS Ltd. has been included on page F-3.

Note 2. Summary of Significant Accounting Policies, page F-8

l) Variable Interest Entities, page F-11

22. Please clarify for us the factors you considered in concluding that you are not the primary beneficiary of the two VIE entities in the U.K.

We determined that we held variable interests in two VIE entities, Green End Renewables Ltd and Fenland Renewables Ltd, which were formed to plan and develop solar parks on the respective sites in the UK, Green End and Fenland Farm. Both VIEs were formed by the same sponsor and involve similar variable interests: (i) nominal equity, (ii) a loan by the sponsor, and (iii) a land lease. The equity and loan absorb the losses incurred early in the planning and development phase of a solar park. We get involved with these VIEs as contractors under the terms of EPC contracts and deliver a turnkey solar park using our PV modules. The variable interests that we acquire in contemplation of the consummation of an EPC contract at fixed market prices involve: (i) a non-controlling equity interest purchased from the sponsor for a nominal amount, and (ii) a secured loan granted to the VIE. We acquired a 49% interest in Green End and a 29.6% interest in Fenland which entitle us to profit sharing at 33% and 5% respectively if the sales proceeds exceed a certain amount. Our loan provides the liquidity until completion of the project and is secured by a contingently exercisable call option over the equity of the sponsor that is only exercisable upon a default event, i.e., non-payment of invoices under the EPC contract or failure to repay the loan when due. The VIEs are designed by the sponsor to develop a solar park for sale to investors. The sponsor directs the activities of the entity from the early planning phase to the ultimate sale and engages us for the construction of the solar park in a competitive market environment. The identification of a buyer and determination of the sales price for the solar park are the primary factors affecting the performance of the VIE and are determined by the sponsor. Accordingly, we have concluded that we are not the primary beneficiary of the VIE although we hold variable interests in the form of a non-controlling equity interest and a secured fixed rate loan.

On March 31, 2015, we agreed to purchase the equity held by the sponsor in exchange for a nominal amount and payment by the VIE of the outstanding loan previously granted by the sponsor. As of that date, we have become primary beneficiary and started to consolidate these VIEs. We had not recognized any revenue related to these EPC contracts; costs incurred were reported as inventory on our balance sheet (see note 2(m) on page F-12).

m) Revenue Recognition, page F-12

23. We note the disclosure that you recognize revenue from long-term solar systems integration services using the completed contract method. Please reconcile that disclosure with the disclosure on page 74 indicating that you use the percentage-of-completion method to recognize revenue related to long-term solar systems integration services.

We have revised the disclosure on page 75 to address the Staff’s comment. Please also see our response to the related Comment 24 below.

24. As a related matter, please describe to us the facts and circumstances leading to the selection of the completed contract method of contract revenue recognition. Tell us how you applied the guidance in FASB ASC 605-35-25 in reaching your conclusion.

During the periods ended December 31, 2012, 2013 and 2014, Q CELLS was party to only four EPC contracts. In determining the preferable accounting policy for each of these contracts, which are subject to different facts and circumstances, we carefully considered the guidance in ASC 605-35-25 and its guidance about the basic accounting policy decision between the two generally accepted methods: the percentage-of-completion method including units of delivery or the completed-contract method.

We concluded that the percentage-of-completion method is generally the preferable method to account for EPC contracts and expect that we will determine revenue under that method for our EPC contracts in future periods. However, we concluded that the percentage-of-completion method was not the preferable method for each of the relevant contracts reflected in our financial statements for the periods ended December 31, 2012, 2013 and 2014 for the following reasons:

The first contract was entered into in the fourth quarter of 2013 with a Portuguese customer. The contract represented the very first EPC contract of Q CELLS and it involved new management and PV modules from new production. During the bankruptcy, Q CELLS SE had not been able to obtain EPC contracts for solar parks. The contractual arrangements involved liquidated damages of up to 70% of the contract price for delays of more than 45 days and the customer required both performance bonds and a guarantee by our ultimate parent for us to be successful in obtaining that contract. We have carefully considered the guidance in ASC 605-35-25-58 et seq. and concluded that the measurement of revenue according to the percentage-of-completion would not be appropriate as (i) Q CELLS was not party to EPC contracts for solar parks at that stage on a continuing basis, (ii) the ability to estimate total contract revenue was limited by the trigger and magnitude for liquidated damages which rendered it impractical in the early stages of the project to estimate whether a loss would be incurred. We recognized revenue for this contract when it was substantially completed in the first quarter of 2014.

Q CELLS’ second EPC contract was entered into in the first quarter of 2014. Q CELLS performed all deliveries and services under the contract within the first quarter of 2014 and recognized revenue in that quarter. We believe that recognition of revenue under the completed contract method is appropriate considering the guidance in ASC 605-35-25-92; the application of percentage-of-completion would not have resulted in different recognition of revenue for this contract.

The remaining two contracts involve customers that are variable interest entity in which Q CELLS holds variable interests. Although we determined that we do not control the VIEs (see our responses to Comment 22 above) and provided some financing to the customer to cover certain project costs, the VIEs had not secured financing to pay the consideration for Q CELLS’ products and services under the EPC contracts. The ability of the customer to pay for Q CELLS’ products and services was contingent upon their ability to connect the project to the grid and sell the solar park to another party. We considered the guidance in ASC 605-35-25-57b and determined that the recognition of revenue under the percentage of completion method does not represent an acceptable accounting policy election because the customer cannot be expected to pay Q CELLS’ base consideration under the contract prior to a successful sale of the project. As of December 31, 2014, Q CELLS continued to report the products shipped as inventory and recorded a loan for the advance funding it provided.

25. Tell us whether you enter into PV downstream projects where you own or control the underlying real estate. If so, tell us how your related revenue policies consider the guidance from FASB ASC 360-20.

We respectfully advise the Staff that prior to and as of December 31, 2014, Q CELLS was not party to a contract in which it either owned real estate or controlled the legal owner of real estate.

Note 5. Balance Sheet Components, page F-18

e) Warranty Provision, page F-20

26. Please tell us and revise the disclosure to explain the reasons for the significant decrease in the provision for warranty costs between 2013 and 2014. Please also tell us and revise to explain the reasons for the reversals of pre-existing warranty accruals in each year.

We accrue an obligation for product warranties in the context of a sale transaction and adjust for any changes in estimates of cost to remediate the defect or failure to perform. The estimated cost involves the replacement cost of the product and the cost of the efforts to exchange a product such as service cost of field service technicians and travel costs.

The provision for warranty costs in 2013 includes an amount of US$9.2 million for a specific issue with a part that connects our PV modules to the grid, US$0.2 million for another specific issue and an amount of US$2.7 million representing 0.5% of the production cost of PV modules and estimated cost to exchange. In 2014, the provision included US$1.1 million for a specific issue and US$3.8 million representing 0.5% of the production cost of PV modules and estimated cost to exchange.

The reversals of pre-existing warranty provisions in 2013 and 2014 reflect changes in estimates of the cost to replace and exchange defective or nonperforming products. The cost of PV modules decreased by approximately 40% in 2013 due to outsourcing and ramp up of the Malaysian plant and by approximately 8% in 2014; in addition, the estimated cost of exchanging the product decreased in 2014. These changes in estimated cost resulted in reversals of accrued warranty obligations.

In response to the Staff’s comment, we have revised the disclosure about the reasons for the significant changes in provisions and reversals on page F-20.

Signature, page II-5

27. Please indicate clearly below the second paragraph of text required on the Signatures page who has signed your registration statement in the capacity of principal financial officer, and controller or principal accounting officer.

In response to the Staff’s comment, we have revised the signature page on page II-5.

Exhibit Index, page II-7

28. Please file as exhibits your contracts with the customers mentioned in the third sentence of the second risk factor on page 21 and the agreements mentioned in the first paragraph on page 153.

In response to the Staff’s comment, we have filed Hanwha Chemical’s guarantees provided to the Government of Malaysia, the Export-Import Bank of Korea and a syndicate of lenders including the Korea Development Bank. We respectfully advise the Staff that our sales to the largest customers are made on a purchase order basis.

Exhibits 5.1 and 5.2

29. Please confirm that at the time of each take-down of securities from this registration statement, you will provide an opinion of counsel covering the issued securities that does not contain inappropriate assumptions or qualifications.

We hereby confirm that at the time of each take-down of securities from the Registration Statement, we will provide an opinion of counsel covering the issued securities that does not contain inappropriate assumptions or qualifications.

30. Revise your 5.1 opinion to state that you have reviewed all documents necessary to render your opinion.

The opinion of Maples and Calder has been revised to address the Staff’s comment.

*    *    *    *    *

We hope that foregoing is responsive to your inquiries. Please direct any further questions or comments to the Company’s Chief Financial Officer, Mr. Jung Pyo Seo at +82-2-729-2930 (email: Jay.Seo@Hanwha-Qcells.com), or the Company’s outside counsel, Paul Hastings LLP, to the attention of Dong Chul Kim at +82-2-6321-3803 (fax: +82-2-6321-3903, email: dongchulkim@paulhastings.com).

Sincerely,

/s/ Seong Woo Nam
Seong Woo Nam
Chairman and Chief Executive Officer

Cc:	Jung Pyo Seo
Dong Chul Kim